UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES No. 513. In the City of Buenos Aires, on the 10th day of the month of August of 2026, at 10:00 a.m., the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A.) (the “Company”), Messrs. Daniel Marx, Esteban Macek, Edgardo Volosin, Federico Zin, Neil Arthur Bleasdale, Maximiliano Zuddio, Augusto Cesar Borlle, Martin Jauregui, María Belén Arrúa and Alvaro Gonzalez Koch, meet remotely. The meeting is also attended by Supervisory Committee Members Messrs. Carlos Cvitanich and Lisandro Vazquez Gimenez, on behalf of such Committee, by Dra. María José Van Morlegan, Legal and Regulatory Affairs Director, by Mr. German Ranftl, Finance and Control Director, by Mr. Diego Poggetti, Technology, Information Technology and Telecommunications Director, and by Ms. Silvana Coria, Planning and Management Control Manager. It is hereby stated that, pursuant to section 25 of the Company’s Bylaws, which allows for the holding of remote Board meetings, the meeting is conducted through the Microsoft Teams system, which allows for the simultaneous transmission of sound, images and words throughout the entire meeting. The legally and statutorily required quorum being present, the meeting is called to order and […] the SECOND ITEM of the Agenda is brought for consideration: 2°) CONSIDERATION OF THE INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2026. Following a brief deliberation, the Board of Directors unanimously RESOLVES TO: (i) approve the condensed interim Financial Statements and other documentation relating to the six-month period ended June 30, 2026; (ii) acknowledge the reports accompanying the approved condensed interim Financial Statements; and (iii) authorize the Company’s Chairman to sign the Financial Statements for the period ended June 30, 2026. […]

Mr. Carlos Cvitanich, member of the Supervisory Committee, states that the meeting has been conducted with sufficient quorum and in accordance with applicable legal regulations and the Company’s Bylaws. The meeting is adjourned at 11:02 a.m.

Signed below: Daniel Marx, Esteban Macek, Edgardo Volosin, Eduardo Marcelo Vila, Federico Zin, Ricardo Nicolás Mallo Huergo, Neil Bleasdale, María Belén Arrúa, Martin Ignacio Jáuregui, Álvaro José González Koch, Augusto César Borlle, Maximiliano Zuddio, Carlos Cvitanich and Lisandro Vázquez Giménez.

The foregoing text is a true and faithful copy of the original contained on pages 236 to 238 of the minute book of the Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.), bearing consecutive number 1559940 and the corresponding sticker No. E 296164.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 10, 2026